Exhibit 99.1

Yalla Group Limited Announces Unaudited Third Quarter 2022 Financial Results

DUBAI, UAE, November 14, 2022 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial and Operating Highlights

•
Revenues were US$80.1 million in the third quarter of 2022, representing an increase of 12.3% from the third quarter of 2021.
o
Revenues generated from chatting services in the third quarter of 2022 were US$56.2 million.
o
Revenues generated from games services in the third quarter of 2022 were US$23.9 million.
•
Net income was US$24.4 million in the third quarter of 2022, compared with US$25.3 million in the third quarter of 2021. Net margin1 was 30.5% in the third quarter of 2022.
•
Non-GAAP net income2 was US$29.4 million in the third quarter of 2022, compared with US$33.2 million in the third quarter of 2021. Non-GAAP net margin3 was 36.7% in the third quarter of 2022.
•
Average MAUs4 increased by 19.1% to 30.9 million in the third quarter of 2022 from 25.9 million in the third quarter of 2021.
•
The number of paying users5 on our platform increased by 50.3% to 11.5 million in the third quarter of 2022 from 7.7 million in the third quarter of 2021.

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Our main mobile applications consisted of Yalla, Yalla Ludo and Yalla Parchis for the periods presented herein.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

Key Operating Data	For the three months ended
	September 30, 2021	September 30, 2022

Average MAUs (in thousands)	25,946	30,896

Paying users (in thousands)	7,677	11,541

“We are delighted to report another strong quarter with record-setting revenue in the third quarter of 2022,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “Our revenue rose to US$80.1 million, reaching a new high for the third consecutive quarter and once again beating the upper end of our guidance. This exceptional performance was fueled by our relentless efforts to refine operational processes, optimize user acquisition and further develop our product monetization. During the quarter, we continued to enhance our product portfolio with gamification and entertainment features to comprehensively strengthen user engagement, resulting in an increase in our group’s average MAUs to 30.9 million, up 19.1% year-over-year. We also remained focused on converting our growing traffic to paying users, which increased by 50.3% year-over-year to 11.5 million.

“Alongside our ongoing efforts to promote our flagship applications, we made meaningful progress on our new initiatives during the third quarter. Notably, we rolled out the beta version of our first hard-core mobile game, “Merge Kingdom,” a milestone for Yalla Game, our mid-core and hard-core mobile game business. We also iterated our IM product, YallaChat, and released version 1.3 with more engaging localized functions as well as a Yalla Ludo mini program to further boost product synergies and enhance user stickiness. Moving forward, we will remain committed to augmenting the Yalla ecosystem and delivering compelling user experiences to fulfill users’ diverse demands and provide the people of MENA with better access to a digital life. Through hard work and dedication, we are drawing ever closer to realizing our vision of becoming MENA’s most popular destination for online social networking and entertainment,” Mr. Yang concluded.

“Our businesses continued to thrive in the third quarter, underpinned by solid fundamentals and quality growth,” said Ms. Karen Hu, Chief Financial Officer of Yalla. “Our group’s record-high third quarter revenue also reflected a solid growth rate, demonstrating our effective growth strategy and outstanding monetization capabilities. Furthermore, our implementation of disciplined cost management and ROI-based sales and marketing strategy significantly improved our overall operational efficiency, helping us to maintain healthy profitability with a GAAP net margin of 30.5%, and excluding share-based compensation, a non-GAAP net margin of 36.7%. Looking ahead, we are confident that our ample cash position and strong overall execution will empower us to capitalize on future growth opportunities, driving sustainable growth and creating value for all of our stakeholders.”

Third Quarter 2022 Financial Results

Revenues

Our revenues were US$80.1 million in the third quarter of 2022, a 12.3% increase from US$71.3 million in the third quarter of 2021. The increase was primarily driven by the broadening of our user base and our enhanced monetization capability. Our average MAUs increased by 19.1%, from 25.9 million in the third quarter of 2021 to 30.9 million in the third quarter of 2022. Another primary contributor to our solid revenue growth was the significant rise in the number of paying users, which increased from 7.7 million in the third quarter of 2021 to 11.5 million in the third quarter of 2022.

In the third quarter of 2022, our revenues generated from chatting services were US$56.2 million, and revenues from games services were US$23.9 million.

Costs and expenses

Our total costs and expenses were US$55.6 million in the third quarter of 2022, compared with US$45.6 million in the third quarter of 2021.

Our cost of revenues was US$29.6 million in the third quarter of 2022, a 26.3% increase from US$23.4 million in the same period last year, primarily due to an increase in technical service fees resulting from the expansion of our product portfolio and an increase in salaries and benefits resulting from the expansion of the operation and maintenance team. Cost of revenues as a percentage of our total revenues increased from 32.8% in the third quarter of 2021 to 36.9% in the third quarter of 2022.

Our selling and marketing expenses were US$12.0 million in the third quarter of 2022, a 9.0% increase from US$11.0 million in the same period last year, primarily due to higher advertising and market promotion expenses driven by our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of our total revenues decreased from 15.4% in the third quarter of 2021 to 14.9% in the third quarter of 2022.

Our general and administrative expenses were US$8.6 million in the third quarter of 2022, a 16.9% increase from US$7.3 million in the same period last year, primarily due to an increase in performance-based incentive compensation and an increase in professional service fees. General and administrative expenses as a percentage of our total revenues increased from 10.3% in the third quarter of 2021 to 10.7% in the third quarter of 2022.

Our technology and product development expenses were US$5.5 million in the third quarter of 2022, a 42.2% increase from US$3.9 million in the same period last year, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased from 5.4% in the third quarter of 2021 to 6.9% in the third quarter of 2022.

Operating income

Operating income was US$24.5 million in the third quarter of 2022, compared with of US$25.7 million in the third quarter of 2021.

Non-GAAP operating income6

Non-GAAP operating income (which excluded share-based compensation expenses) in the third quarter of 2022 was US$29.5 million, compared with US$33.6 million in the same period last year.

Income tax expense

Our income tax expense was US$0.79 million in the third quarter of 2022, compared with US$0.42 million in the third quarter of 2021.

Net income

As a result of the foregoing, our net income was US$24.4 million in the third quarter of 2022, compared with US$25.3 million in the third quarter of 2021.

Non-GAAP net income

Non-GAAP net income (which excluded share-based compensation expenses) in the third quarter of 2022 was US$29.4 million, compared with US$33.2 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.16 and US$0.14 respectively in the third quarter of 2022, while basic and diluted earnings per ordinary share were US$0.17 and US$0.14 respectively in the same period of 2021.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.19 and US$0.17 respectively in the third quarter of 2022, compared with US$0.22 and US$0.18 respectively in the same period of 2021.

Cash and cash equivalents

As of September 30, 2022, we had cash and cash equivalents of US$391.2 million, compared with cash and cash equivalents of US$384.9 million as of June 30, 2022.

Share repurchase program

Pursuant to the share repurchase program announced on May 21, 2021, with an extended expiration date of May 21, 2023, the Company has repurchased 2,302,141 American depositary shares (“ADSs”) as of September 30, 2022, representing 2,302,141 Class A ordinary shares, from the open market with cash for an aggregate amount of approximately US$27.0 million. The aggregate value of ADSs and/or Class A ordinary shares that may yet be purchased under the share repurchase program was US$123.0 million as of September 30, 2022.

Outlook

For the fourth quarter of 2022, the management of the Company currently expects revenues to be between US$70.0 million and US$76.0 million.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP earnings per ordinary share is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Conference Call

The Company’s management will host an earnings conference call on Monday, November 14, 2022, at 8:00 P.M. U.S. Eastern Time, Tuesday, November 15, 2022, at 5:00 A.M. Dubai Time, or Tuesday, November 15, 2022, at 9:00 A.M. Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	3456699

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yallagroup.com.

A replay of the conference call will be accessible until November 21, 2022, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	8329794

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of GAAP and non-GAAP results is set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company has expanded its content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and entertainment needs. The ecosystem includes YallaChat, an IM product tailored for Arabic users; Waha, a social networking product designed for the metaverse; and games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in the region. Yalla is also actively exploring outside of MENA, having launched Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with its users. In addition, through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core game distribution in the MENA region, leveraging its local expertise to bring exciting new content to its users.

For more information, please visit: https://ir.yallagroup.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2021	September 30, 2022
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	351,485,602	391,208,146
Short-term investments	2,906,344	25,438,268
Amounts due from a related party	—	112,679
Prepayments and other current assets	21,957,230	34,597,106
Total current assets	376,349,176	451,356,199
Non-current assets
Property and equipment, net	1,832,952	2,215,370
Operating lease right-of-use assets	857,474	2,168,666
Long-term investments	1,768,455	4,093,571
Other assets	—	14,855,278
Total non-current assets	4,458,881	23,332,885
Total assets	380,808,057	474,689,084

LIABILITIES
Current liabilities
Accounts payable	4,392,330	4,674,857
Deferred revenue	24,971,203	32,804,267
Operating lease liabilities, current	472,734	1,022,920
Accrued expenses and other current liabilities	14,896,134	17,736,513
Total current liabilities	44,732,401	56,238,557
Non-current liabilities
Operating lease liabilities, non-current	195,596	978,496
Amounts due to a related party	—	698,266
Total non-current liabilities	195,596	1,676,762
Total liabilities	44,927,997	57,915,319

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	12,484	13,285
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	265,647,268	288,529,390
Treasury stock	(25,419,808)	(27,014,697)
Accumulated other comprehensive income (loss)	520,010	(2,347,655)
Retained earnings	95,123,951	158,118,231
Total shareholders’ equity of Yalla Group Limited	335,886,378	417,301,027
Non-controlling interests	(6,318)	(527,262)
Total equity	335,880,060	416,773,765
Total liabilities and equity	380,808,057	474,689,084

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	US$	US$	US$	US$	US$
Revenues	71,308,909	76,090,799	80,061,650	205,578,084	228,489,731
Costs and expenses
Cost of revenues	(23,414,397)	(29,272,347)	(29,568,306)	(71,216,160)	(86,368,643)
Selling and marketing expenses	(10,968,881)	(11,208,074)	(11,951,117)	(29,087,494)	(35,685,652)
General and administrative expenses	(7,328,752)	(6,945,989)	(8,567,865)	(30,140,348)	(23,541,724)
Technology and product development expenses	(3,859,988)	(7,726,715)	(5,487,884)	(10,369,733)	(19,199,167)
Total costs and expenses	(45,572,018)	(55,153,125)	(55,575,172)	(140,813,735)	(164,795,186)
Operating income	25,736,891	20,937,674	24,486,478	64,764,349	63,694,545
Interest income	40,196	176,432	777,581	76,663	1,005,132
Government grants	—	1,847	51,483	13,809	212,015
Investment income (loss)	(33,383)	17,674	(104,944)	(92,330)	(255,715)
Income before income taxes	25,743,704	21,133,627	25,210,598	64,762,491	64,655,977
Income tax expense	(417,716)	(780,211)	(788,985)	(1,225,498)	(2,182,641)
Net income	25,325,988	20,353,416	24,421,613	63,536,993	62,473,336
Net loss attributable to non-controlling interests	—	236,433	206,347	—	520,944
Net income attributable to Yalla Group Limited’s shareholders	25,325,988	20,589,849	24,627,960	63,536,993	62,994,280

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS (CONTINUED)

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	US$	US$	US$	US$	US$
Earnings per ordinary share
——Basic	0.17	0.14	0.16	0.43	0.41
——Diluted	0.14	0.12	0.14	0.35	0.36
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	149,873,794	151,384,789	155,190,724	148,481,158	152,244,358
——Diluted	180,232,792	175,146,529	177,347,900	180,896,786	176,347,667

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	US$	US$	US$	US$	US$
Cost of revenues	1,265,422	1,404,341	1,065,549	4,667,110	3,914,210
Selling and marketing expenses	1,768,260	1,850,318	1,059,009	8,224,344	4,755,921
General and administrative expenses	4,632,605	4,663,550	2,462,675	22,039,709	11,788,894
Technology and product development expenses	216,047	357,487	379,994	481,662	1,048,923

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	US$	US$	US$	US$	US$
Operating income	25,736,891	20,937,674	24,486,478	64,764,349	63,694,545
Share-based compensation expenses	7,882,334	8,275,696	4,967,227	35,412,825	21,507,948
Non-GAAP operating income	33,619,225	29,213,370	29,453,705	100,177,174	85,202,493

Net income	25,325,988	20,353,416	24,421,613	63,536,993	62,473,336
Share-based compensation expenses	7,882,334	8,275,696	4,967,227	35,412,825	21,507,948
Non-GAAP net income	33,208,322	28,629,112	29,388,840	98,949,818	83,981,284

Net income attributable to Yalla Group Limited’s shareholders	25,325,988	20,589,849	24,627,960	63,536,993	62,994,280
Share-based compensation expenses	7,882,334	8,275,696	4,967,227	35,412,825	21,507,948
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	33,208,322	28,865,545	29,595,187	98,949,818	84,502,228

Non-GAAP earnings per ordinary share
——Basic	0.22	0.19	0.19	0.67	0.56
——Diluted	0.18	0.16	0.17	0.55	0.48
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	149,873,794	151,384,789	155,190,724	148,481,158	152,244,358
——Diluted	180,232,792	175,146,529	177,347,900	180,896,786	176,347,667